SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ClearOne Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

185060100

 (CUSIP Number)

E. Bryan Bagley

1470 Arlington Drive

Salt Lake City, Utah 84103

Tel. (801) 450-3605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) (g), check the following box       .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185060100

1	Names of Reporting Persons. E. Bryan Bagley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X . (b) .
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 38,602 (1)
	8	Shared Voting Power 1,158,638 (2)
	9	Sole Dispositive Power 38,602 (1)
	10	Shared Dispositive Power 1,158,638 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,240
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ›
13	Percentage of Class Represented by Amount in Row (11) 13.3%
14	Type of Reporting Person (See Instructions) IN

(1) Consists of 8,602 shares held in Mr. Bagley’s IRA and 30,000 shares held in Mr. Bagley’s profit sharing plan.

(2) Consists of 358,638 shares that Mr. Bagley has shared voting and dispositive power over as a result of his position as co-trustee of the revocable trusts in which these shares are held and 800,000 shares that Mr.  Bagley has shared voting and dispositive power over as a result of his position as co-trustee of the E. Dallin Bagley Irrevocable Trust. The shares held by the E. Dallin Bagley Irrevocable Trust are also deemed to be beneficially owned by the other trustees of said trust.

CUSIP No. 185060100

1	Names of Reporting Persons. Lisa B. Higley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X . (b) .
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,475
	8	Shared Voting Power 800,000 (1)
	9	Sole Dispositive Power 7,475
	10	Shared Dispositive Power 800,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 807,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ›
13	Percentage of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person (See Instructions) IN

(1) Consists of 800,000 shares of common stock that Lisa B. Higley is deemed to beneficially own because she has shared voting power and shared dispositive power as a co-trustee of the E. Dallin Bagley Irrevocable Trust. These shares are also deemed to be beneficially owned by the other trustees of said trusts.

CUSIP No. 185060100

1	Names of Reporting Persons. Carolyn C. Bagley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X . (b) .
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 126,166
	8	Shared Voting Power 800,000 (1)
	9	Sole Dispositive Power 126,166
	10	Shared Dispositive Power 800,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 926,166
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) þ
13	Percentage of Class Represented by Amount in Row (11) 10.3%
14	Type of Reporting Person (See Instructions) IN

(1) Consists of 800,000 shares of common stock that Carolyn C. Bagley is deemed to beneficially own because she has shared voting power and shared dispositive power as a co-trustee of the E. Dallin Bagley Irrevocable Trust. These shares are also deemed to be beneficially owned by the other trustees of said trust.

(2) Excludes 1,833,960 shares of common stock and options to purchase 834 shares of common stock that are owed by Edward Dallin Bagley, Carolyn C. Bagley’s husband, for which Carolyn C. Bagley disclaims beneficial ownership.

CUSIP No. 185060100

1	Names of Reporting Persons. Amanda B. Krejci
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X . (b) .
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,436
	8	Shared Voting Power 800,000 (1)
	9	Sole Dispositive Power 4,436
	10	Shared Dispositive Power 800,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 804,436
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ›
13	Percentage of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person (See Instructions) IN

(1) Consists of 800,000 shares of common stock that Amanda B. Krejci is deemed to beneficially own because she has shared voting power and shared dispositive power as a co-trustee of the E. Dallin Bagley Irrevocable Trust. These shares are also deemed to be beneficially owned by the other trustees of said trusts.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of ClearOne Inc., a Utah corporation (the “Company”). The Company’s principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.

Item 2. Identity and Background

(a) Name

This statement is being jointly filed by E. Bryan Bagley, Lisa B. Higley, Carolyn C. Bagley and Amanda B. Krejci.

(b) Residence or business address

E. Bryan Bagley’s address is 1470 Arlington Drive, Salt Lake City, Utah 84103.

Lisa B. Higley’s address is 2224 Dallin Street, Salt Lake City, Utah 84109.

Carolyn C. Bagley’s address is 2350 Oakhill Drive, Salt Lake City, Utah 84121.

Amanda B. Krejci’s address is 1847 Charleston Lane, Salt Lake City, Utah 84121.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

E. Bryan Bagley is principally self-employed as an investor at the address listed in Item 2(b) above.

Lisa B. Higley is principally self-employed as a CPA at the address listed in Item 2(b) above.

Carolyn C. Bagley is retired.

Amanda B. Krejci is principally self-employed as an investor at the address listed in Item 2(b) above.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

Not applicable.

(e) Whether of not, during the last five years, such person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order

Not applicable.

(f) Citizenship.

Each reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock was acquired by gift.  The information in Item 5 is hereby incorporated by reference.

Item 4. Purpose of Transaction

The reporting persons acquired the Common Stock for investment purposes.

In pursuing such investment purposes, the reporting persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, as each reporting person deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, each reporting person may routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of each such reporting person and other investment considerations. The reporting persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, one or more reporting persons modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, board of directors, capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Each reporting person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to the investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by the reporting person, in the public market or privately negotiated transactions.  Each reporting person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, Carolyn C. Bagley, E. Bryan Bagley, Amanda B. Krejci and Lisa B. Higley act as co-trustees of the E. Dallin Bagley Irrevocable Trust (the “EDBIT”). 800,000 shares of Common Stock are owned in the EDBIT.

E. Bryan Bagley is the beneficial owner of 1,197,240 shares of Common Stock, representing approximately 13.3% of the Issuer’s outstanding Common Stock based on the Issuer’s reported 8,989,153 outstanding shares of Common Stock as of November 4, 2013 as reported in the Issuer’s Definitive Proxy Statement.  Mr. Bagely is the beneficial owner of 800,000 shares of Common Stock as a result of his position of co-trustee in the EDBIT, and beneficial owner, 358,638 shares as a result of his position of co-trustee of two revocable trusts, 8,602 shares held in Mr. Bagley’s IRA and 30,000 shares held in Mr. Bagley’s profit sharing plan. The shares held by the EDBIT are also deemed to be beneficially owned by the other trustees of said trust.

Lisa B. Higley is the beneficial owner of 807,475 shares of Common Stock, representing approximately 9.0% of the Issuer’s outstanding Common Stock based on the Issuer’s reported 8,989,153 outstanding shares of Common Stock as of November 4, 2013 as reported in the Issuer’s Definitive Proxy Statement.  Ms. Higley is the beneficial owner of 800,000 shares of Common Stock as a result of her position of co-trustee in the EDBIT. The shares held by the EDBIT are also deemed to be beneficially owned by the other trustees of said trust.

 Carolyn C. Bagley is the beneficial owner of 926,166 shares of Common Stock, representing approximately 10.3% of the Issuer’s outstanding Common Stock based on the Issuer’s reported 8,989,153 outstanding shares of Common Stock as of November 4, 2013 as reported in the Issuer’s Definitive Proxy Statement.  Ms. Bagley is the beneficial owner of 800,000 of these shares as a result of her position of co-trustee in the EDBIT. The shares held by the EDBIT are also deemed to be beneficially owned by the other trustees of said trust. These figures exclude 1,833,960 shares of Common Stock and options to purchase 834 shares of Common Stock that are owed by Edward Dallin Bagley, Carolyn C. Bagley’s husband, for which Carolyn C. Bagley disclaims beneficial ownership.

Amanda B. Krejci is the beneficial owner of 804,436 shares of Common Stock, representing approximately 9.0% of the Issuer’s outstanding Common Stock based on the Issuer’s reported 8,989,153 outstanding shares of Common Stock as of November 4, 2013 as reported in the Issuer’s Definitive Proxy Statement.  Ms. Krejci is the beneficial owner of 800,000 shares of Common Stock as a result of her position of co-trustee in the EDBIT. The shares held by the EDBIT are also deemed to be beneficially owned by the other trustees of said trust.

(b)

Number of shares of Common Stock as to which E. Bryan Bagley has:

(i) Sole power to vote or direct the vote:  38,602

(ii) Shared power to vote or direct the vote: 1,158,638

(iii) Sole power to dispose or direct the disposition: 38,602

(iv) Shared power to dispose or direct the disposition: 1,158,638

Number of shares of Common Stock as to which Lisa B. Higley has:

(i) Sole power to vote or direct the vote: 7,475

(ii) Shared power to vote or direct the vote: 800,000

(iii) Sole power to dispose or direct the disposition: 7,475

(iv) Shared power to dispose or direct the disposition: 800,000

Number of shares of Common Stock as to which Carolyn C. Bagley has:

(i) Sole power to vote or direct the vote:  126,166

(ii) Shared power to vote or direct the vote: 800,000 *

(iii) Sole power to dispose or direct the disposition:  126,166

(iv) Shared power to dispose or direct the disposition: 800,000 *

* These figures exclude 1,833,960 shares of Common Stock and options to purchase 834 shares of Common Stock that are owed by Edward Dallin Bagley, Carolyn C. Bagley’s husband, for which Carolyn C. Bagley disclaims beneficial ownership.

Number of shares of Common Stock as to which Amanda B. Krejci has:

(i) Sole power to vote or direct the vote:  4,436

(ii) Shared power to vote or direct the vote: 800,000

(iii) Sole power to dispose or direct the disposition:  4,436

(iv) Shared power to dispose or direct the disposition: 800,000

(c)

During the sixty (60) days immediately prior to the date of this Report, the reporting persons have engaged in the following transactions with respect to the Common Stock: (i) on November 5, 2013 E. Bryan Bagley, Lisa B. Higley, Carolyn C. Bagley and Amanda B. Krejci, as Trustees of the EDBIT in a private transaction acquired 800,000 shares of Common Stock as a gift.

(d)

No person, other than the identified reporting persons, has the power to direct the receipt of dividends on and the proceeds of sales on the shares of Common Stock beneficially owned by the respective reporting persons.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except for the trust referenced above, the reporting persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

Exhibit 1

Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2013 Dated: November 11, 2013 Dated: November 11, 2013 Dated: November 11, 2013	/s/ E. Bryan Bagley E. Bryan Bagley /s/ Lisa B. Higley Lisa B. Higley /s/ Carolyn C. Bagley Carolyn C. Bagley /s/ Amanda B. Krejci Amanda B. Krejci

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of November 11, 2013, is by and among E. Bryan Bagley, Lisa B. Higley, Carolyn C. Bagley and Amanda B. Krejci (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of Common Stock, par value $.001 per share, of ClearOne Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon seven days prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

Dated: November 11, 2013 Dated: November 11, 2013 Dated: November 11, 2013 Dated: November 11, 2013	/s/ E. Bryan Bagley E. Bryan Bagley /s/ Lisa B. Higley Lisa B. Higley /s/ Carolyn C. Bagley Carolyn C. Bagley /s/ Amanda B. Krejci Amanda B. Krejci